[redacted]

04045846

State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
50, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेअर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No. : CO/S&B/VR/2004/3234 दिनांक / Date : 26.10.2004

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

FILE NO. 82.4524

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

SUPPL

We enclose for your information a copy of our letter No.CO/S&B/VR/2004/3228 dated the October 26, 2004 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PROCESSED
NOV 03 2004
THOMSON
FINANCIAL

11/3

हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

भारतीय स्टेट बैंक
State Bank of India

शेअर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No. : CO/S&B/VR/2004/3228 दिनांक / Date : 26.10.2004

Dear Sir,

LISTING AGREEMENT:CLAUSE 36

In terms of Clause 36 of the Listing Agreement, we advise that the Bank has recently entered into an International Representation Agreement with 'Western Union Financial Services Inc.' to offer payment of inward remittance arrangements from non-US countries, through our STEPS enabled branches.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)